FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

Micrologix Biotech Inc.

(Translation of registrant's name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

•

•

 EXHIBITS

Exhibit 1

Quarterly Report to Shareholders dated March 31, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: March 31, 2004

Micrologix Biotech Inc.

FINANCIAL STATEMENTS

Third Quarter Ended January 31, 2004

CONSOLIDATED BALANCE SHEETS

As at (Unaudited-in thousands of Canadian dollars)	January 31, 2004 $	April 30, 2003 $
ASSETS Current
Cash and cash equivalents	2,452	6,172
Short-term investments	15,216	19,432
Amounts receivable	181	3,059
Prepaid expenses and deposits	361	550
Total current assets	18,210	29,213
Long-term investments (note 2)	1	-
Capital assets	1,397	1,321
Intangible assets	2,916	3,036
	22,524	33,570

LIABILITIES AND SHAREHOLDERS' EQUITY Current
Accounts payable and accrued liabilities	1,639	3,556
Current portion of capital lease obligation (note 3)	57	-
Deferred revenue (note 5)	-	457
Total current liabilities	1,696	4,013
Capital lease obligation (note 3)	83	-
Deferred revenue, non-current portion (note 5)	-	696
Total liabilities	1,779	4,709
Shareholders' equity
Common shares (note 4(a))	102,370	102,293
Preferred shares (note 4(a))	-	-
Shares to be issued	111	111
Contributed surplus	46	27
Deficit	(81,782)	(73,570)
Total shareholders' equity	20,745	28,861
	22,524	33,570

See accompanying notes

On behalf of the Board:

"Robert Rieder"

"Colin Mallet"

Director

Director

Micrologix Biotech Inc.

FINANCIAL STATEMENTS

Third Quarter Ended January 31, 2004

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited-in thousands of Canadian dollars except per share amounts)	Three months ended January 31,		Nine months ended January 31,
	2004 $	2003 $	2004 $	2003 $
REVENUE Licensing (note 5) Research and development collaboration	926 -	115 2,612	1,154 1,818	257 6,532
	926	2,727	2,972	6,789
EXPENSES Research and development General and corporate Amortization Write-down of intangible assets	1,719 883 176 -	5,520 1,041 200 -	8,191 2,543 529 164	11,702 3,198 557 -
	2,778	6,761	11,427	15,547
Operating loss for the period	(1,852)	(4,034)	(8,455)	(8,668)
Other income (expense) Interest income Foreign exchange gain (loss)	132 2	207 (145)	477 (234)	805 (81)
	134	62	243	724
Loss for the period Deficit, beginning of period	(1,718) (80,064)	(3,972) (65,192)	(8,212) (73,570)	(7,944) (61,220)
Deficit, end of period	(81,782)	(69,164)	(81,782)	(69,164)
Basic and diluted loss per common share	(0.04)	(0.09)	(0.18)	(0.20)
Weighted average number of common shares outstanding (in thousands - note 4(d))	46,691	43,569	46,649	40,064

See accompanying notes

Micrologix Biotech Inc.

FINANCIAL STATEMENTS

Third Quarter Ended January 31, 2004

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended January 31,		Nine months ended January 31,
(Unaudited-in thousands of Canadian dollars)	2004 $	2003 $	2004 $	2003 $
OPERATING ACTIVITIES
Loss for the period	(1,718)	(3,972)	(8,212)	(7,944)
Items not affecting cash:
Amortization	176	200	529	557
Stock based compensation	5	4	19	23
Write-down of intangible assets	-	-	164	-
Gain on disposal of capital assets	-	(1)	(1)	(7)
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	290	46	302	214
Amounts receivable	1,200	(924)	2,878	(3,379)
Prepaid expenses and deposits	37	190	188	37
Accounts payable and accrued liabilities	(208)	1,447	(1,782)	(2,972)
Deferred revenue	(925)	(114)	(1,153)	1,267
Cash (used in) operating activities	(1,143)	(3,124)	(7,068)	(12,204)

FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	-	5,495	77	5,538
Repayment of capital lease obligation	(14)	-	(36)	-
Redemption of preferred shares	-	-	-	(619)
Cash (used in) provided by financing activities	(14)	5,495	41	4,919

INVESTING ACTIVITIES
Funds from short-term investments	8,690	6,023	21,646	23,825
Purchase of short-term investments	(6,888)	(3,466)	(17,732)	(11,929)
Purchase of capital assets	(8)	(48)	(135)	(181)
Intangible asset expenditures	(86)	(178)	(473)	(1,965)
Proceeds on disposal of capital assets	-	-	1	13
Cash provided by investing activities	1,708	2,331	3,307	9,763

Increase (decrease) in cash and cash equivalents	551	4,702	(3,720)	2,478
Cash and cash equivalents, beginning of period	1,901	2,383	6,172	4,607
Cash and cash equivalents, end of period	2,452	7,085	2,452	7,085
Supplemental cash flow information Increase in capital lease obligation Issuance of preferred shares in settlement of license fee payable Increase in intangible assets for preferred shares issued	- - -	- 397 -	176 - -	- 397 619

See accompanying notes

Micrologix Biotech Inc.

FINANCIAL STATEMENTS

Third Quarter Ended January 31, 2004

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nine months ended January 31, 2004 (Unaudited-Canadian dollars)

1.

BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements.  The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent, except as otherwise noted below, with the Company's most recent annual audited consolidated financial statements for the year ended April 30, 2003.  These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company.

In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made.  Interim results are not necessarily indicative of results for a full year.

1.

LONG TERM INVESTMENTS

Long-term investments, over which the Company has no significant influence, are recorded at cost less any provision for a loss in value that is other than temporary.

On December 17, 2003, the Company entered into a license agreement with Spring Bank Technologies Inc. ("Spring Bank"), a newly incorporated U.S. development stage company, whereby the Company granted Spring Bank the worldwide rights to a dinucleotide analogue compound previously acquired from Origenix Technologies Inc. in September 2002.  As consideration, the Company received 4,000 Series A, non-voting, convertible and redeemable preferred shares of Spring Bank.  In addition, the Company may receive in the future, payments aggregating US$3.5 million upon the achievement of certain clinical development milestones and royalties upon commercialization. Spring Bank is responsible for all development and related patent costs.

The Series A preferred shares are:

(i)

convertible into common shares of Spring Bank at any time at the Company's option or automatically upon an initial public offering by Spring Bank (if not redeemed by the Company pursuant to (ii) below), initially on a one-for-one basis and adjusted thereafter to reflect certain share transactions or reorganizations;

(ii)

redeemable for US$250 per share at the Company's option upon notification by Spring Bank of its intention to effect an initial public offering; and

(iii)

if not converted or redeemed under the provisions of (i) or (ii), redeemable at US$250 per share at the Company's option commencing December 15, 2011 and annually thereafter.

The 4,000 Series A preferred shares represented, at the date of the agreement, 100% of the total outstanding preferred shares and 40% of the total number of equity shares outstanding.  The Company has accounted for its investment in Spring Bank using the cost basis of accounting due to restrictions placed on its ability to influence strategic operating, financing

Micrologix Biotech Inc.

FINANCIAL STATEMENTS

Third Quarter Ended January 31, 2004

and investing activities.  The investment in Spring Bank has been recorded at a nominal amount.

3.

CAPITAL LEASE OBLIGATION

During the nine months ended January 31, 2004, the Company entered into a lease agreement relating to lab equipment.  The lease expires June 30, 2006.  The following is a schedule of future minimum lease payments as of January 31, 2004:

Amount $
(thousands)
Fiscal Years Ending April 30
2004	16
2005	66
2006	66
2007	5
Total future minimum lease payments	153
Less: Amount representing interest	13
Present value of minimum lease payments	140
Current portion of capital lease obligation	57
Long term portion of capital lease obligation	83

4.

SHARE CAPITAL

[a] Issued and outstanding

[i] Common shares

	Number of Shares	Amount $
	(thousands)	(thousands)

Balance, April 30, 2003	47,751	102,293
Issued pursuant to exercise of stock options	2	2
Issued pursuant to private placement with senior executives	125	75
Balance, January 31, 2004	47,878	102,370

On August 28, 2003, the Company completed a private placement of 125,300 common shares to nine senior executives pursuant to the investment of a portion of these executives' compensation at a price of $0.60 per common share for proceeds of $75,180.

As at March 10, 2004, there were 54,820,651 common shares outstanding (Note 8[a]).

Micrologix Biotech Inc.

FINANCIAL STATEMENTS

Third Quarter Ended January 31, 2004

4.

SHARE CAPITAL (cont'd)

[a] Issued and outstanding

[ii] Preferred shares

	Number of Shares	Amount $
	(thousands)	(thousands)
Series A	350	-
Series B	1,000	-
Series C	5,250	-
Balance, April 30, 2003 and January 31, 2004	6,600	-

As at March 10, 2004, the Company had 10,600,000 preferred shares outstanding (note 8[b]).

[b] Stock options

[i]

As at January 31, 2004, the Company had 3,519,500 (April 30, 2003: 3,256,875) stock options outstanding of which 2,308,585 (April 30, 2003: 1,800,000) are exercisable.

Stock option transactions and the number of stock options outstanding with respect to both the 1996 and 2000 Stock Option Plans are summarized as follows:

	Number of Common Shares (thousands)	Weighted Average Exercise Price $
Balance, April 30, 2003	3,257	1.66
Options granted	333	1.59
Options exercised	(2)	(0.77)
Options forfeited/expired	(69)	(2.73)
Balance, January 31, 2004	3,519	1.63

The stock options expire at various dates between March 9, 2004 and September 7, 2011.

As at March 10, 2004, the Company had 3,507,175 stock options outstanding.

Micrologix Biotech Inc.

FINANCIAL STATEMENTS

Third Quarter Ended January 31, 2004

4.

SHARE CAPITAL (cont'd)

[b] Stock options

[ii]

The following pro forma financial information presents the loss and loss per common share had the Company recognized stock based compensation for options awarded since May 1, 2002 to employees and directors during the three and nine month periods ended January 31, 2004 and January 31, 2003 using the fair value accounting method:

	Three months ended January 31,		Nine months ended January 31,
	2004	2003	2004	2003
	(thousands dollars, except per share amounts)
Loss for the period as reported	(1,718)	(3,972)	(8,212)	(7,944)
Stock based compensation	(45)	(34)	(269)	(172)
Proforma loss for the period	(1,763)	(4,006)	(8,481)	(8,116)
Proforma basic and diluted loss per share	(0.04)	(0.09)	(0.18)	(0.20)

The weighted average fair value of stock options granted during the nine month period ended January 31, 2004 was $1.11 per share (no options were granted in the three month period ended January 31, 2004) and the weighted average fair value of stock options granted during the three and nine month periods ended January 31, 2003 were $0.38 and $0.62 per share. The estimated fair value of stock options granted in the respective periods was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	Three months ended January 31,		Nine months ended January 31,
	2004	2003	2004	2003
Annualized volatility	n/a	63.1%	91.6%	92.1%
Risk-free interest rate	n/a	3.5%	3.4%	3.4%
Expected life of options in years	n/a	5.0	5.0	5.0
Dividend yield	n/a	0.0%	0.0%	0.0%

[c] Warrants

As at March 10, 2004, the Company had warrants outstanding for the purchase of 5,851,664 (January 31, 2004: 1,970,414; April 30, 2003: 1,970,414) common shares at an average exercise price per common share of $1.56 (January 31, 2004: $2.25; April 30, 2003: $2.25) of which warrants for the purchase of 1,970,414 common shares have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

Micrologix Biotech Inc.

FINANCIAL STATEMENTS

Third Quarter Ended January 31, 2004

4.

SHARE CAPITAL (cont'd)

 [d] Loss per common share

	Three months ended January 31,		Nine months ended January 31,
	2004	2003	2004	2003
	(thousands, except per share amounts)

Numerator: Loss for the period	(1,718)	(3,972)	(8,212)	(7,944)
Denominator: Weighted average number of common shares outstanding including escrowed shares Less: weighted average number of escrowed shares outstanding	47,878 (1,187)	44,756 (1,187)	47,836 (1,187)	41,251 (1,187)
Weighted average number of common shares outstanding	46,691	43,569	46,649	40,064

Basic and diluted loss per common share	(0.04)	(0.09)	(0.18)	(0.20)

1.

COLLABORATIVE AGREEMENTS

On September 22, 2003 the Company and Fujisawa Healthcare Inc amended the MBI-226 collaboration and license agreement by extending Fujisawa's review period from September 22, 2003 to January 22, 2004 following the results from a Phase III clinical trial.  On January 20, 2004, Fujisawa elected to terminate the MBI-226 agreement and all rights pertaining to MBI-226 will be returned to the Company.  Accordingly, the Company has recorded as licensing revenue during the three months ended January 31, 2004, the remaining $823,529 of unamortized deferred revenue relating to the upfront license payment received from Fujisawa in July 2002. Prior to the termination of the agreement the deferred revenue was being amortized into income over the estimated development period for MBI-226 of 40 months.

1.

Micrologix Biotech Inc.

FINANCIAL STATEMENTS

Third Quarter Ended January 31, 2004

2.

INDEMNIFICATION

The Company enters into agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of any third party claims or damages arising from these agreements.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not incurred any liabilities pursuant to these indemnifications and no amount has been accrued in the accompanying interim consolidated financial statements with respect to these indemnification obligations.  The Company maintains liability insurance that reduces this exposure and may enable the Company to recover all or some future amounts paid, if any, less any deductible amounts pursuant to the terms of the respective policies.

3.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

4.

SUBSEQUENT EVENTS

[a]

On March 8, 2004, the Company completed a private offering of 6.75 million units at a price of $1.00 per unit for gross proceeds of $6.75 million with each unit consisting of one common share and one-half of one common share purchase warrant. A total of 6,750,000 common shares were issued together with warrants for the purchase of 3,375,000 common shares at a price of $1.25 per common share on or before March 8, 2006. An additional 506,250 warrants expiring March 8, 2006 were issued to the underwriter for the purchase of 506,250 common shares at a price of $1.00 per common share.

[b]

On February 2, 2004, the Company entered into a license agreement with Virogen Limited ("Virogen") for the global rights to a clinical-stage compound for the treatment of chronic hepatitis C virus infections.  As consideration for the rights received, the Company issued to Virogen 4,100,000 Series D preferred shares.  On February 19, 2004, 100,000 of the Series D preferred shares were converted into 190,803 common shares of the Company with a value of $132,742 (based on the market price of the Company's shares prior to signing the agreement).  The remaining 4,000,000 Series D preferred shares are at the Company's option either redeemable for cash or convertible into common shares at US$1 per Series D preferred share from time to time upon the achievement of specified drug development milestones. The conversion ratio to be used to convert the preferred shares into common shares is based on the weighted average price of the Company's shares for the 20 day period prior to the conversion notice.  Additionally a royalty will be payable to Virogen upon product sales. The rights received by the Company will be recorded as technology licenses in the amount of $132,743 and the remaining 4,000,000 Series D preferred shares will be recorded at their aggregate redemption value of $1. Milestone payments, if any, will be expensed as research and development expenses upon achievement of the milestones except for any payment that becomes payable upon FDA or equivalent approval, for which the payment would be capitalized.

Micrologix Biotech Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Third Quarter Ended January 31, 2004

The following should be read in conjunction with the audited consolidated financial statements and management's discussion & analysis of financial condition and results of operations for the year ended April 30, 2003; and the interim unaudited consolidated financial statements for the period ended January 31, 2004, including the related notes therein. All amounts unless indicated otherwise are expressed in Canadian dollars.

OVERVIEW

MBI-226 - Prevention of Central Venous Catheter-Related Infections

In September 2000, Micrologix initiated a Phase III trial of MBI-226 in the United States. Patient enrollment in the study was completed in January 2003 with over 1,400 patients enrolled. The last patient completed the study in February 2003.  Results of the study were received in July 2003. In summary, the results showed:

  The rate of catheter-related bloodstream infections in the MBI-226 group was 2.2% compared with 2.6% in the povidone-iodine group. This result was not statistically significant, thereby not achieving the primary endpoint of the study.

  MBI-226 demonstrated statistically significant superiority in preventing catheter colonization and local catheter site infections, the secondary endpoints in the study. The catheter colonization rate (patients with one or more colonized catheters) was 31% in the MBI-226 group as compared with 40% in the povidone-iodine group (p=0.002). The local catheter site infection rate was 3.5% in the MBI-226 group as compared with 6.9% in the povidone-iodine group (p=0.004).

  No serious adverse events related to the use of MBI-226 were encountered in the trial. Only 2% of patients encountered minor treatment-related adverse events with no difference in the rate of adverse events reported between the two treatment groups.

These results required investigation into the regulatory and market options available for the product. In January 2004, the Company met with the United States Food & Drug Administration ("FDA") to address the regulatory requirements for a New Drug Application (NDA) for MBI-226. In summary, an NDA path forward for MBI-226 can be achieved without the requirement for a statistically significant reduction in catheter-related bloodstream infections as a primary endpoint. The NDA requirements for MBI-226, which may include a confirmatory second Phase III study, using the secondary endpoints from the Phase III study completed in July 2003 as a basis for seeking approval, will be established in consultation with an FDA representative over the next several months. These two endpoints are documented extensively in the published literature to be associated with the development of catheter-related bloodstream infections.

In September 2003, Micrologix and Fujisawa amended the MBI-226 Co-Development and License Agreement by extending Fujisawa's review period following receipt of the MBI-226 Phase III data from September 22, 2003 to January 22, 2004. Most activities, including manufacturing, were put on hold in late July 2003 and remain on hold until the regulatory path is established.  On January 20, 2004, Fujisawa elected to terminate the agreement and will return all rights pertaining to MBI-226 to Micrologix, including all clinical data, manufacturing development, and the Investigational New Drug application filed with the FDA. The Company is in discussions/negotiations for a license agreement on MBI-226 (see "Outlook").

MBI-594AN - Treatment of Acne

Patient enrollment in a Phase IIb clinical trial for MBI-594AN (initiated in January 2003) at nine U.S. centers was completed in June 2003 with 255 patients enrolled. The last patient completed treatment in September 2003.  This Phase IIb trial was a randomized, double-blind, vehicle controlled, dose-ranging safety and efficacy study in acne patients treated twice daily over 12 weeks. MBI-594AN was assessed based on: the reduction of inflammatory lesions (pustules and papules), the reduction of non-inflammatory lesions (comedones), and the reduction of total lesions, as well as a Physician's Global Severity Assessment of each patient during the study. In addition, the safety and local tolerability of the drug were assessed.

The Phase IIb study was designed to evaluate acne lesion count reductions at various time points (3, 6, 9, and 12 weeks), comparing MBI-594AN (1.25% and 2.5%) with the vehicle (a hydroalcoholic solution). MBI-594AN 2.5% achieved statistically significant superiority at 6 weeks in reducing all three lesion parameters measured: inflammatory lesions (p=0.004), non-inflammatory lesions (p=0.037), and total lesions (p<0.001). The Physician's Global Severity Assessment, a subjective improvement assessment, showed a trend toward superiority of the product compared with the vehicle (at 6 weeks p=0.058). The drug was extremely well tolerated, with no serious drug-related adverse events encountered in the study.

The data from the Phase IIb study indicate that the 2.5% active drug group was statistically superior to the vehicle at 6 weeks of treatment in all types of acne lesions measured, specifically reducing inflammatory lesions by approximately 40%, an efficacy level that was maintained throughout the remainder of the study. Between 6 and 12 weeks, the control group receiving the vehicle alone displayed a gradual decrease in lesion counts (a placebo effect seen frequently in acne studies), making the analyses beyond 6 weeks not statistically significant. A clear dose response was seen between the active treatment groups, with the 1.25% group showing trends toward efficacy without reaching statistical significance.

Based on these results, further development work for MBI-594AN is justified, including the design of future clinical and non-clinical studies required for NDA submission. Requirements prior to Phase III studies include product manufacturing, an end-of-Phase II meeting with the FDA, and the design of Phase III trials. It is expected that final decisions about the size, duration, and other attributes of future studies will be made in conjunction with a licensing partner and/or upon meeting with the FDA. We anticipate these activities can be completed by mid-2004, with Phase III trials commencing within six months after the completion of these activities. Generally, to obtain approval to market a new acne product, the FDA requires two pivotal Phase III trials and a long-term non-clinical carcinogenicity study.

Micrologix Biotech Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Third Quarter Ended January 31, 2004

The Company is pursuing a co-development and commercialization partner for the further development of MBI-594AN with various types of pharmaceutical and medical products companies in order to meet the objective of advancing this program while prudently managing the Company's cash resources. Micrologix is forecasting the completion of a license agreement in the first half of calendar 2004. Although discussions, negotiations, and due diligence activities with potential partners are ongoing, it is not known whether a license agreement can be completed in the forecasted timeframe under terms acceptable to the Company (see "Outlook").

MBI-3253 (celgosivir) for the treatment of Hepatitis C virus (HCV) chronic infections

Subsequent to the end of the quarter, the Company acquired the global rights to celgosivir (designated "MBI-3253") from Virogen Limited (UK). MBI-3253, which has been administered to over 600 subjects in human clinical studies to date, is a novel, oral antiviral agent under development for the treatment of chronic Hepatitis C Virus (HCV) infections.  Micrologix intends to initiate Phase II clinical development with MBI-3253 in calendar 2004. Micrologix paid an up-front fee in equity to Virogen and will pay milestone payments in cash and/or equity upon the achievement of agreed upon development objectives (see "Liquidity and Capital Resources"), as well as royalties on product sales and sublicensing revenues.

Other Research and Development Programs

  During the quarter a lead development candidate in the lipopeptide program was identified.  The compound selected (designated MBI-2401) is intended to be an intravenous product for the treatment of serious, hospital-acquired Gram-positive infections. In preclinical testing, MBI-2401 has demonstrated a number of attractive characteristics which, if confirmed in future development, may differentiate it from products on the market and under development. Ultimately, indications that could be pursued for MBI-2401 include hospital-acquired pneumonia, soft tissue infections, complicated urinary tract infections, endocarditis, and complicated skin and skin structure infections. It is expected that the first indication to be targeted for MBI-2401 would be complicated skin and skin structure infections, which include deep wounds, surgical incisions, bites and lacerations that have become infected, major abscesses and infected ulcers. The Company expects to complete non-clinical work and begin clinical development of MBI-2401 in early calendar 2005.

  Lead identification and optimization work is now focused on the Company's non-clinical HCV compounds. Work on the Hepatitis B Virus (HBV) non-clinical compounds is proceeding at this time utilizing government sponsored National Institutes of Health (NIH) testing services with minimal internal resources.

  MBI-1121, a topical oligonucleotide for the treatment of Human Papillomavirus (HPV), remains on hold as a result of the Company's program prioritization process (see "Outlook").

  The Company is pursuing the out-licensing of certain other technologies as part of its business model. As part of this strategy, the Company, during the quarter completed a license agreement with Spring Bank Technologies, Inc. (Spring Bank) of Milford, MA, under which Spring Bank acquired exclusive worldwide rights to MBI-1313, a dinucleotide under development as a treatment for HBV chronic infections. Under the license agreement, Micrologix received convertible/redeemable preferred shares in Spring Bank (recorded as a Long Term Investment on the balance sheet at a nominal carrying amount) and may receive up to US$3.5 million in milestone payments during development of MBI-1313, and collect royalties upon commercialization. Spring Bank will fund all development and patent costs for MBI-1313. Spring Bank has received a US$2.6 million grant from the NIH to advance development of MBI-1313. Micrologix acquired the rights to MBI-1313 in September 2002 as part of the Origenix asset acquisition.

CRITICAL ACCOUNTING POLICIES

The Company's critical accounting policies are disclosed in the Company's 2003 Annual Report in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual audited consolidated financial statements.

In October 2003 the Accounting Standards Board approved amendments to the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, requiring the recognition of stock based compensation expenses for all employee stock-based compensation transactions to replace the current standard requiring either the accounting for or disclosure of the effect of employee stock-based compensation expense on earnings. This amendment is applicable for fiscal years beginning on or after January 1, 2004 with early adoption permitted. If the amendment is adopted during the Company's fiscal year ending April 30, 2004, the change in policy can either be applied retroactively, with or without restatement of prior periods, or prospectively. The Company is currently evaluating the impact of this amendment on its financial position and results of operations and considering whether to adopt the provisions for the fiscal year ending April 30, 2004.

RESULTS OF OPERATIONS

The loss for the three months ended January 31, 2004 ("Q3/04") was $1.7 million ($0.04 per common share) compared with a loss of $4.0 million ($0.09 per common share) for the same period last year ("Q3/03") and a loss of $3.5.million ($0.07 per common share) for the preceding quarter ("Q2/04").  The loss for the nine months ended January 31, 2004 ("YTD Fiscal 2004") was $8.2 million ($0.18 per common share) as compared to $7.9 million ($0.20 per common share) for the same period last year ("YTD Fiscal 2003"). The decrease in the loss in Q3/04 compared to Q3/03 and Q2/04 is principally attributable to lower clinical development costs (see "Research and Development Expenses" below) and the recognition of unamortized MBI-226 deferred revenue as licensing revenue during Q3/04 upon termination of the MBI-226 collaboration and license agreement with Fujisawa Healthcare Inc. (see "MBI-226 - Prevention of Central Venous Catheter-Related Infections" and "Revenues"). Micrologix has been unprofitable since its formation and has incurred a cumulative deficit of $81.8 million to January 31, 2004.

Micrologix Biotech Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Third Quarter Ended January 31, 2004

Revenues

Research and development collaboration revenues for Q3/04 were $nil ($2.6 million for Q3/03; $0.5 million for Q2/04) and were $1.8 million for YTD Fiscal 2004 ($6.5 million for YTD Fiscal 2003).  Licensing revenues for Q3/04 were $0.9 million ($0.1 million for Q3/03; $0.1 million for Q2/04) and were $1.2 million for YTD Fiscal 2004 ($0.3 million for YTD Fiscal 2003).  These revenues are pursuant principally to the agreement with Fujisawa for the development of MBI-226.  The decrease in YTD Fiscal 2004 research and development collaboration revenues as compared YTD Fiscal 2003 is due to reduced activity in the MBI-226 program following the Phase III results in July 2003 (see "Research and Development Expenses" below).  The increase in Q3/04 and YTD Fiscal 2004 licensing revenues as compared to Q3/03 and YTD Fiscal 2003 is the result of $0.8 million of unamortized deferred revenue relating to the up-front licensing payment received from Fujisawa in July 2002 being recognized as licensing revenue during Q3/04 upon termination of the collaboration and license agreement with Fujisawa in January 2004 (see "MBI-226 - Prevention of Central Venous Catheter-Related Infections"). Prior to the termination of the MBI-226 agreement the non-refundable upfront licensing payment received from Fujisawa was being amortized into licensing revenue over the estimated MBI-226 development period of 40 months.

Research and Development Expenses

Research and development expenses were $1.7 million in Q3/04 ($5.5 million in Q3/03; $3.0 million in Q2/04) and were $8.2 million for YTD Fiscal 2004 ($11.7 million for YTD Fiscal 2003).  Research and development costs include: (1) clinical development program costs; (2) personnel costs; and (3) other costs.

Clinical development program costs were $0.4 million or 24% of research and development expenses in Q3/04 ($3.8 million or 69% in Q3/03; $1.6 million or 53% in Q2/04) and were $3.8 million or 46% of research and development expenses for YTD Fiscal 2004 ($7.7 million or 66% for YTD Fiscal 2003).  The decrease in clinical development program costs for YTD Fiscal 2004 compared with YTD Fiscal 2003 is due primarily to decreased MBI-226 program costs as a result of the completion of the Phase III clinical trial in late Fiscal 2003 and further development activities suspended following the MBI-226 Phase III results in July 2003 (see "MBI-226 - Prevention of Catheter-Related Infections"). The decrease in MBI-226 clinical costs was partially offset by an increase in MBI-594AN program costs as a result of the Phase IIb trial initiated in January 2003.  Total clinical development costs for MBI-226 were $1.6 million for YTD Fiscal 2004 compared with $6.0 million for YTD Fiscal 2003.  Total clinical development costs for MBI-594AN were $1.9 million for YTD Fiscal 2004 compared with $1.4 million for YTD Fiscal 2003.

Personnel costs were $1.0 million or 59% of research and development expenses in Q3/04 ($1.0 million or 18% in Q3/03; $0.9 million or 30% in Q2/04) and were $2.7 million or 33% of research and development expenses for YTD Fiscal 2004 ($2.5 million or 21% for YTD Fiscal 2003).

Other research and development expenses including non-clinical programs were $0.3 million or 18% of research and development expenses in Q3/04 ($0.7 million or 13% in Q3/03; $0.5 million or 17% in Q2/04) and were $1.7 million or 21% of research and development expenses for YTD Fiscal 2004 ($1.5 million or 13% for YTD Fiscal 2003).

General and Corporate Expenses

General and corporate expenses for Q3/04 were $0.9 million ($1.0 million in Q3/03; $0.8 million in Q2/04) and were $2.5 million for YTD Fiscal 2004 ($3.2 million for YTD Fiscal 2003).  Personnel costs were $0.6 million or 67% of general and corporate expenses in Q3/04 ($0.7 million or 70% in Q3/03; $0.5 million or 63% in Q2/04) and were $1.7 million or 68% of general and corporate expenses for YTD Fiscal 2004 ($2.0 million or 63% for YTD Fiscal 2003).

Other Income and Expenses

Interest income during YTD Fiscal 2004 decreased to $0.5 million compared to $0.8 million during YTD Fiscal 2003 as a result of lower average cash, cash equivalent and short-term investment balances (see "Liquidity and Capital Resources") and lower average interest rates.

The foreign exchange loss for YTD Fiscal 2004 was $0.2 million compared to a foreign exchange loss of $0.1 million for YTD Fiscal 2003.  Micrologix earns its research and collaboration revenue in United States ("US") dollars and also purchases a significant amount of its goods and services in US dollars.  During YTD Fiscal 2004 the Canadian dollar strengthened against the US dollar by a factor of approximately 8%.  Although the stronger Canadian dollar resulted in a foreign exchange loss, the Company's operating expenses (particularly clinical development costs) are lower as the Company's US dollar denominated expenses are costing less with the stronger Canadian dollar.

CAPITAL EXPENDITURES

Expenditures incurred in Q3/04 for capital and intangible assets were $0.1 million ($0.2 million in Q3/03) bringing YTD Fiscal 2004 capital and intangible asset expenditures to $0.8 million ($3.2 million for YTD Fiscal 2003).  YTD Fiscal 2004 capital expenditures includes $0.2 million in lab equipment acquired through a capital lease.  The major component of capital and intangible asset expenditures during YTD Fiscal 2003 was for the acquisition of the Origenix antiviral programs, the Hybridon license for the MBI-1121 program and the acquisition from Intrabiotics of two preclinical anti-infective programs.

LIQUIDITY AND CAPITAL RESOURCES

At January 31, 2004 Micrologix had $17.7 million (October 31, 2003: $19.2 million; April 30, 2003: $25.6 million; January 31, 2003: $30.3 million) in cash, cash equivalents and short-term investments of which $15.2 million was invested in high-grade liquid short-term investments with interest rate yields ranging from 2.4% to 4.0% and maturities ranging from February 2004 to December 2004.

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Micrologix Biotech Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Third Quarter Ended January 31, 2004

At January 31, 2004, the Company's net working capital was $16.5 million (October 31, 2003: $18.7 million; April 30, 2003: $25.2 million), a decrease of $8.7 million during YTD Fiscal 2004.  This decrease is primarily attributable to the loss of $8.2 million.

During the nine months ended January 31, 2004 the Company issued 125,300 common shares pursuant to a private placement with nine senior executives of the Company for proceeds of $75,180 and 2,000 common shares upon the exercise of stock options for proceeds of $1,530.

Subsequent to January 31, 2004 the Company issued:

i.

6.75 million units for gross proceeds of $6.75 million with each unit consisting of one common share and half a warrant. A total of 6,750,000 common shares were issued together with warrants for the purchase of 3,375,000 common shares for $1.25 to March 8, 2006. The Company also issued 506,250 warrants to the underwriter to purchase 506,250 common shares at $1.00 per common share to March 8, 2006.  This financing increases the Company's cash and working capital positions by approximately $6 million;

ii.

4,100,000 Series D preferred shares as part of the acquisition of the rights to MBI-3253 from Virogen Limited (see "MBI-3253 (celgosivir) for the treatment of Hepatitis C virus (HCV) chronic infections") of which 100,000 were converted into 190,803 common shares.  The terms of the Series D preferred shares are similar to the previously issued Series A, Series B and Series C preferred shares; and

iii.

1,250 common shares upon the exercise of stock options for proceeds of $812.

As at March 10, 2004, there were 54,820,651 (January 31, 2004: 47,878,598; April 30, 2003: 47,751,298) common shares, 10,600,000 (January 31, 2004: 6,600,000; April 30, 2003: 6,600,000) preferred shares outstanding.  The preferred shares are convertible or redeemable (conversion or redemption is at the Company's option) at US$1 per preferred share upon the achievement of specified drug development milestones in the Company's lipopeptide, polyene, oligonucleotide (HPV) and celgosivir programs.  During the next 12 months we estimate that up to 325,000 preferred shares (US$325,000) could become convertible or redeemable pursuant to these milestones which would result in a charge of US$325,000 to research and development expenses.

As at March 10, 2004 there were: (i) stock options outstanding for the purchase of 3,507,175 (January 31, 2004: 3,519,500; April 30, 2003: 3,256,875) common shares at an average exercise price per common share of $1.63 (January 31, 2004: $1.63; April 30, 2003: $1.66); and (ii) warrants outstanding for the purchase of 5,851,664 (January 31, 2004: 1,970,414; April 30, 2003: 1,970,414) common shares at an average exercise price per common share of $1.56 (January 31, 2004: $2.25; April 30, 2003: $2.25) of which warrants for the purchase of 1,970,414 common shares have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

OUTLOOK

The termination of the MBI-226 collaboration and license agreement with Fujisawa is not expected to have a significant impact on results of operations in the short term as the MBI-226 program costs have been significantly reduced following the Phase III results in July 2003. MBI-226 development costs are expected to remain relatively low pending the outcome of meetings with the FDA to establish the regulatory path to obtain approval to market MBI-226, which may include an additional Phase III trial (see "MBI-226 - Prevention of Catheter-Related Infections"). The Company is currently seeking a partner for the further development of MBI-226. Without a partner Micrologix may need to sell the program, continue to delay further development of MBI-226 and/or abandon the program completely.  If the Company terminates the MBI-226 program and/or determines the carrying value of MBI-226 and certain other cationic peptide intellectual property and related technology licenses should be written off, this would result in a charge of up to $0.6 million to operations.

The Company is seeking a development partner for MBI-594AN in the first half of calendar 2004 (See "MBI-594AN - Treatment of Acne") to generate cash and revenue for the Company including funding for the further development of MBI-594AN. The Company has initiated meetings with potential partners to present the data generated to date and discussions continue for the out-licensing of MBI-594AN. Without a partner the further development of MBI-594AN, including Phase III development which is planned to be initiated in the second half of calendar 2004, may be delayed.

The Company's MBI-1121 HPV oligonucleotide program (see "Other Research and Development Programs") is currently on hold. If the Company decides to pursue out-licensing of the program, terminate the program and/or determines that the carrying value of the program including the related technology license should be written down, this could result in a charge of up to $0.9 million to operations.

As part of our long-term strategy to build value and a sustainable business model, we regularly investigate in-licensing and/or acquisition opportunities in the biotechnology industry to expand our pipeline with solid technology and product opportunities and leverage our internal capabilities. In the past 2 years we have completed 4 in-licensing and acquisition transactions involving upfront cash and/or equity, future cash and/or equity payments based upon achievement of product development milestones and royalties upon product sales. Our intent is to complete additional in-licensing and acquisition transactions in the future.

Micrologix Biotech Inc.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Third Quarter Ended January 31, 2004

Micrologix believes that its funds on hand at January 31, 2004, together with the net proceeds from the $6.75 million financing closed March 8, 2004, amounts receivable, cost management efforts and expected interest income, should be sufficient for its operating and capital needs for approximately the next 22-30 months.  Based on the expected partnering of MBI-594AN and MBI-226, our target annual burn rate going forward is between $9 million and $12 million per year. To meet this target Micrologix may need to delay certain planned development activities, may sell or out-license certain development programs, and/or reduce expenditures. The Company's funding needs may vary, however, depending upon a number of factors, including collaborative and licensing arrangements with third parties, the breadth and progress of the Company's research and development programs and future decisions in respect thereof, the costs associated with clinical studies and the regulatory process, the achievement or non-achievement of product development milestones, the in-licensing or acquisition of additional products and/or technologies for development, the possibility of unanticipated costs and expenses, technological and market developments and the costs of obtaining and enforcing patent claims. In the future, Micrologix will need to raise additional funds in support of its operations.

SAFE HARBOR STATEMENT

The matters discussed in this management's discussion and analysis of financial condition and results of operations and elsewhere in this quarterly report include statements that are forward-looking. For the reasons mentioned above and elsewhere in this quarterly report (see "Forward-looking Statements") as well as for other unforeseeable reasons, actual results may differ materially.

Forward-looking Statements

This Quarterly Report, including the discussion "From The Micrologix Team" and "Management's Discussion & Analysis of Financial Condition and Results of Operations" contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. Forward-looking statements in this release include, but are not limited to Micrologix obtaining a development partner for MBI- 594AN in the first half of calendar 2004 and planning to initiate Phase III development in the second half of calendar 2004, establishing the regulatory path to obtain approval to market MBI-226 using the secondary endpoints from the first MBI-226 Phase III study, initiating Phase II clinical development with MBI-3253 in calendar 2004, beginning clinical development of MBI-2401 in early calendar 2005, Micrologix achieving a burn rate going forward of between $9 million and $12 million per year and having sufficient funds for its operating and capital needs for the next 22-30 months , and up to 325,000 preferred shares becoming convertible or redeemable in the next 12 months. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming Quarterly Reports and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

FROM THE MICROLOGIX TEAM

As we near the end of Fiscal Year 2004, we think it's appropriate to review our main areas of focus for the past year: Capital, Clinicals, and Critical Mass. As I mentioned in my recent CEO Message (February 26, 2004), the Strategic Plan we developed in early 2002 was very clear in defining the direction we wanted to take in expanding our pipeline and growing our company.   And, with our strengths in product development, we have been successful in expanding our pipeline and, therefore, continue to pursue opportunities that are aligned with our strategy to build a long-term sustainable business model.

To put this whole process in perspective, let me take you very briefly through the history of how we arrived at this point today. Many of you will recall that when we began implementing our strategy two years ago, we had a sole technology, the cationic peptide technology, which is directed toward topical anti-bacterial indications.  So, our first pipeline expansion was focused on adding a systemic anti-bacterial product, which we achieved by acquiring the rights to the lipopeptide technology from IntraBiotics Pharmaceuticals. Our team has advanced this technology successfully through lead identification and optimization, and we now have a lead development candidate, designated MBI-2401, in development for serious hospital-acquired gram positive infections.

Next, in order to build a presence in antivirals, an area we identified early-on as one of the fastest growing anti-infective markets for the future, we acquired the assets of Montreal-based Origenix, gaining us entry into the very large hepatitis market. Approximately $20 million had been spent by Origenix on the development of their technologies and we acquired the entire portfolio for around $500,000, plus the Hybridon license agreement.  With the addition of these programs, we now have internal preclinical programs in both Hepatitis B and Hepatitis C.  In addition, we succeeded in completing another of our objectives by out-licensing one of the non-core Hepatitis B dinucleotide compounds, MBI-1313, to Spring Bank Technologies (Boston, MA) in exchange for equity in Spring Bank, milestone payments and royalties. Spring Bank has received a US$2.6MM NIH grant to further the development of this program.

Then, most recently, since we wanted to add a clinical-stage antiviral product candidate to the pipeline, we completed the acquisition of celgosivir, now known as MBI-3253, a novel oral compound being developed for treating hepatitis C infections, giving us a broad, multi-technology hepatitis platform with opportunities at various stages of development.

With all this in our pipeline, here is an update on our highest priority programs:

MBI-3253: Since acquiring the program in February, we have begun to establish a separate hepatitis-focused Clinical Advisory Board, chaired by Dr. Lorne Tyrrell, an internationally recognized hepatitis C expert.  With the assistance of Dr. Tyrrell, our Clinical Affairs group has begun drafting the Phase II clinical protocol, which we expect will be completed within the next several weeks.  As part of that process, our objective is to determine the most efficient route forward for establishing human clinical evidence of efficacy for this compound.  In general, we expect the next clinical study to include up to 100 HCV patients, treated for approximately 12 weeks.  We plan to start this study well before the end of this calendar year so that we have clinical results as quickly as possible.

Celgosivir (MBI-3253) has already been administered to approximately 600 human subjects, providing clinical data demonstrating that the compound is well-tolerated.  Oral doses up to 400 mg/day were administered for up to 24 weeks with no serious adverse events. From an efficacy perspective, significant preclinical data has been generated to date on celgosivir that confirms the scientific rationale for treating HCV infections. Specifically, it has shown antiviral activity against a number of viruses in vitro including flaviviruses, herpes viruses and retroviruses. Most importantly, it has demonstrated potent antiviral activity against the Bovine Viral Diarrhea Virus (BVDV), which is a member of the flavivirus group that also includes HCV.  BVDV is an accepted surrogate virus for HCV since the hepatitis C virus cannot currently be cultivated in vitro. Although a partial hepatitis C virus, called a replicon, is also used to detect antiviral activity of some drug types against HCV in vitro, the replicon does not produce the host structural proteins that are affected by celgosivir (which is related to this compound's different mechanism of action) and, thus, cannot be utilized to assess the anti-HCV activity of celgosivir in vitro. Other data also exists to support the potential utility of celgosivir against HCV.  For example, celgosivir has been shown to be active against herpes simplex virus both in vitro and in vivo, providing additional supporting evidence for this compound's potential activity in other living systems, including humans. In addition to all this, other important features of MBI-3253 include:

  It is the only inhibitor of glycoprotein processing currently in clinical development for HCV (i.e., it represents a new mechanism of action compared to other HCV product opportunities);

  It is one of only 3 or 4 potential HCV therapies in development with oral bioavailability;

  It is well suited for combination therapy (the current and anticipated standard of therapy);

  The market for HCV therapy is growing rapidly and is estimated to grow to over US$6B during the next 5 years;

  Because the mechanism of action involves inhibition of a host enzyme, rather than a viral enzyme, it is expected that development of drug-resistant viruses will be much less of an issue.

MBI-226: The FDA has assigned a Special Government Employee ("SGE") to help us work through the process of evaluating the specific requirements for an NDA.  The bottom line, however, is that we are in an excellent position with MBI-226, since, in effect, we have completed the first pivotal clinical trial on this product.  Now, it's a matter of completing the development program, whether or not another study is required, and move as quickly as possible toward an NDA.   We estimate that a second Phase III study, if required, could be completed within 12-18 months.

Regarding the market opportunity with MBI-226, while further market research is currently being done, it is clear the need exists for such a product.  Based on our current understanding of the market opportunities for MBI-226 we believe that there is an attractive market opportunity at a range of prices that provides both healthy margins and an acceptable price to end users.

Concurrent with our regulatory and market research efforts, we are also in discussions with several companies regarding the partnering of this program. Because of the late stage of development and the market opportunity, there is significant interest in MBI-226.

MBI-594AN: The statistically significant efficacy results from the Phase II studies have allowed us to advance our Phase III development plans and partnering efforts.  We are currently developing the protocols for the pivotal Phase III studies and preparing for the end-of-Phase II meeting with the FDA.  Also, there are various non-clinical studies which must be completed for an NDA, some of which will be conducted before and during the Phase III studies.  Our intent will be to start Phase III studies with a partner.  We are in partnering discussions with companies ranging from small, specialty dermatology companies to the largest pharmaceutical companies in the world.

MBI-2401: MBI-2401 is the lead development candidate from our lipopeptide program entering non-clinical development.  We expect this non-clinical testing to be completed and a regulatory submission made to enter into human clinical development in early calendar 2005. The profile of this compound thus far indicates it could be very competitive with the products currently on the market and in development.

With the advancements made in all these programs, we are well positioned to have a steady stream of important milestones for the next fiscal year; which gives us tremendous potential for value creation. All of these efforts recently culminated in a $6.75 million financing, providing us additional resources to more effectively develop our expanded pipeline.

Our team is committed to continue executing our strategy and achieving the results necessary to meet our objectives. So, on behalf of the entire Micrologix Team, we thank you for your support.

"Jim DeMesa"

JAMES M. DEMESA, MD, MBA

President and CEO

March 25, 2004